FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

 (Indicate     by check mark whether the registrant by furnishing the
               information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                              Yes           No  X
                                 -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The annual report of Huaneng Power International, Inc.(the "Registrant") for Year 2004 to be submitted to the Hong Kong Stock Exchange and sent to its shareholders, made by the Registrant in English on April 13, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     April 13, 2005